Exhibit 99.1

AMTD IDEA Group Announces Successful Completion of Injection of Global Portfolio of Premium Real Estate Assets into AMTD Digital Inc.

February 06, 2023 09:17 AM Eastern Standard Time

NEW YORK & HONG KONG & SINGAPORE—(BUSINESS WIRE)—AMTD IDEA Group (“AMTD IDEA Group”) (NYSE: AMTD; SGX: HKB), a subsidiary of AMTD Group Inc. (formerly known as AMTD Group Company Limited and hereinafter referred as “AMTD Group”) and a leading platform for comprehensive financial services and digital solutions, and AMTD Digital Inc. (“AMTD Digital”) (NYSE: HKD), a controlled and consolidated subsidiary of AMTD IDEA Group and a comprehensive one-stop digital solutions platform in Asia, jointly announced that the previously announced transaction of injecting AMTD Assets Group (“AMTD Assets”) into AMTD Digital has been closed successfully.

AMTD Assets represents the letter “A” of AMTD Group’s “IDEA” strategy, and holds a global portfolio of premium whole building properties, with a fair market value of approximately US$500 million.

Following the completion of the transaction, AMTD Digital owns 100% of the equity interest in AMTD Assets, and AMTD IDEA Group has increased its ownership interest in AMTD Digital to 85.8% and continues to consolidate AMTD Digital.

About AMTD IDEA Group

AMTD IDEA Group, formerly known as AMTD International Inc. (NYSE: AMTD; SGX: HKB), represents a premier Asia financial institution and digital solutions group connecting companies and investors from Asia, including mainland China and Hong Kong as well as the ASEAN markets with global capital markets. Its comprehensive one-stop financial services plus digital solutions platform addresses different clients’ diverse and inter-connected financial needs and digital requirements across all phases of their life cycles. Leveraging its deep roots in Asia and its unique eco-system — the “AMTD SpiderNet” — it is uniquely positioned as an active super-connector between clients, business partners, investee companies, and investors. For more information, please visit www.amtdinc.com or follow us on Twitter at @AMTDGroup.

About AMTD Digital Inc.

AMTD Digital Inc. (NYSE: HKD) is a comprehensive digital solutions platform in Asia. Its one-stop digital solutions platform operates four main business lines including digital financial services, SpiderNet ecosystem solutions, digital media, content and marketing, as well as digital investments. It is the fusion reactor at the core of the AMTD SpiderNet ecosystem and empowers and integrates the various digital businesses within its ecosystem. For AMTD Digital’s announcements, please visit https://ir.amtdigital.net/investor-news.

About AMTD Assets Group

AMTD Assets Group is the real estate arm of AMTD Group, focusing and specialising in hospitality and lifestyle concepts globally. AMTD Assets Group offers a customer-centric VIP members approach for its business portfolio in the key areas comprising stylish hotels and serviced apartments, property rental, food and beverage, and club membership services across major cities globally.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about the beliefs, plans, and expectations of AMTD IDEA Group and/or AMTD Digital, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the filings of AMTD IDEA Group and/or AMTD Digital with the SEC. All information provided in this press release is as of the date of this press release, and neither AMTD IDEA Group nor AMTD Digital undertakes any obligation to update any forward-looking statement, except as required under applicable law.

Contacts

For AMTD IDEA Group:

IR Office

AMTD IDEA Group

TEL: +852 3163-3389

EMAIL: ir@amtdinc.com

For AMTD Digital Inc.:

IR Office

AMTD Digital Inc.

TEL: +852 3163-3298

EMAIL: ir@amtdigital.com